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SECURITIES AND EX... COMMISSION
RECEIVED
MAR 13 2008
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17a-5 (A)
PART III

SEC FILE NUMBER
8-48355

FACING PAGE
Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 AND ENDING 12/31/2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

CORPORATE INVESTMENTS GROUP, INC.

OFFICIAL USE ONLY
38690
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

1131 West Argyle Street
(No. and Street)

Chicago IL 60640
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Lam (773) 728-9037
(Name) (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VERAJA-SNELLING & COMPANY
(Name - if individual state last, first, middle names)

567 JAMES COURT GLENDALE HEIGHTS IL 60139
(Street) (City) (State) (Zip Code)

PROCESSED
APR 03 2008
THOMSON FINANCIAL

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Lam Yuk Ying, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Corporate Investments Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company, nor any member, partner, proprietor, principal, officer nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

[signature] Signature

Accountant Title

Feb 28 2008 Date

Subscribed and sworn to before me this

28th day of February 2008

Tomasa Kwong

Notary Public

OFFICIAL SEAL
TOMASA KWONG
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-20-2009

This report** contains (check all applicable boxes)

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income (Loss)
[x] (d) Statement of Cash Flows
[x] (e) Statement of Changes on Stockholder's Equity or Partners' or Sole Proprietor's Capital
[x] (f) Statement of Changes in Liabilities Subordinated to claims of General Creditors
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
[x] (h) Computation for determination of Reserve Requirements Pursuant to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
[x] (o) Independent Auditors' Report on Internal Accounting Control
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv)

TABLE OF CONTENTS

VERAJA-SNELLING & COMPANY
Certified Public Accountants & Business Consultants

567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT

To the Members
Corporate Investments Group, Inc.
1131 West Argyle Street
Chicago, IL 60640

We have audited the accompanying statement of financial condition of Corporate Investments Group, Inc. (an Illinois corporation) as of December 31, 2007 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Corporate Investments Group, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 19 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Veraja-Snelling & Company

Glendale Heights, Illinois
February 21, 2008

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

VERAJA-SNELLING & COMPANY [70]

ADDRESS

Number and Street		City		State		Zip Code	
567 JAMES COURT	71	GLENDALE HEIGHTS	72	IL	73	60139	74

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD				
50	51	52	53				

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	CORPORATE INVESTMENTS GROUP, INC.	N	3			[100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/07	[99]
SEC FILE NO.	8-48355	[98]
Consolidated		[198]
Unconsolidated	X	[199]

ASSETS

		Allowable	Non-Allowable	Total
1. Cash		$ 331,113 [200]		$ 331,113 [750]
2. Receivables from brokers or dealers:				
A. Clearance account		54,376 [295]		
B. Other		26,413 [300]	$ 10,158 [550]	90,947 [810]
3. Receivables from non-customers		[355]	2,590 [600]	2,590 [830]
4. Securities and spot commodities owned, at market value:				
A. Exempted securities		[418]		
Debt securities		[419]		
Options		[420]		
Other securities		16,049 [424]		
Spot commodities		[430]		16,049 [850]
5. Securities and/or other investments				
A. At cost	$ [130]			
B. At estimated fair value		[440]	[610]	0 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]	[630]	[880]
A. Exempted securities $	[150]			
B. Other securities $	[160]			
7. Secured demand notes market value of collateral:		[470]	[640]	[890]
A. Exempted securities $	[170]			
B. Other securities $	[180]			
8. Memberships in exchanges:				
A. Owned, at market $	[190]			
B. Owned , at cost			[650]	
C. Contributed for use of the company, at market value			[660]	- [900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[490]	20,019 [680]	20,019 [920]
11. Other assets		[535]	1,500 [735]	1,500 [930]
12. TOTAL ASSETS		$ 427,951 [540]	$ 34,267 [740]	$ 462,218 [940]

The accompanying notes are an integral
part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CORPORATE INVESTMENTS GROUP, INC.** as of 12/31/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315	0	1560
B. Other		1115		1305	0	1540
15. Payable to non-customers	89,979	1155		1355	89,979	1610
16. Securities sold not yet purchased, at market value				1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other	18,163	1205		1385	18,163	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. -Includes equity subordination (15c3-a(d)) of.... [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 108,142	1230	$ -	1450	$ 108,142	1760

Ownership Equity

			Total	
21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			1	1792
C. Additional paid-in capital			37,304	1793
D. Retained earnings			316,771	1794
E. Total			354,076	1795
F. Less capital stock in treasury				1796
24. TOTAL OWNERSHIP EQUITY			354,076	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 462,218	1810

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CORPORATE INVESTMENTS GROUP, INC.**

For the period (MMDDYY)	01/01/07	3932 to	12/31/07	3933
Number of months included in this statement			12	3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transations in exchange listed equity securities executed on an exchange	$	293,146	3935
b. Commissions on listed option transactions		125,634	3938
c. All other securities commissions			3939
d. Total securities commissions		418,780	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		-	3945
b. From all other trading		12,640	3949
c. Total gain (loss)		12,640	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of Investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment company shares			3975
8. Other revenue		74,187	3995
9. Total revenue	$	505,607	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder off		$	107,797	4120
11. Other employee compensation and benefits			45,871	4115
12. Commissions paid to other broker-dealers			90,192	4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordina	4070			
14. Regulatory fees and expenses			4,230	4195
15. Other expenses			75,844	4100
16. Total expenses		$	323,934	4200

NET INCOME

17. Net income (loss) before Federal Income taxes and items below (item 9 less item 16		$	181,673	4210
18. Provision for Federal Income taxes (for parent only)				4220
19. Equity in earnings (losses) of uncomsolidated subsidiaries not included above				4222
a. After Federal income taxes of	4238			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	181,673	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraord	$	1,962	4211

The accompanying notes are an integral part
of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CORPORATE INVESTMENTS GROUP, INC.**

For the period (MMDDY' 01/01/07 to 12/31/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION))

1. Balance, beginning of period			$ 296,194	4240
A. Net income (loss)			181,673	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of		4272)	(123,791)	4270
2. Balance, end of period (From item 1800)			$ 354,076	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

The accompanying notes are an integral
part of these financial statements

CORPORATE INVESTMENTS GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH PROVIDED BY OPERATING ACTIVITIES		
Net Income	$	181,673
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase)/decrease in assets		
Depreciation		3,489
Receivables from brokers or dealers-clearance		(23,169)
Receivables from brokers or dealers-other		(1,556)
Receivable from non-customers		73,127
Securities owned		
Securities		10,996
Other assets		(1,500)
Increase/(decrease) in liabilities		
Accounts payable, accrued liabilities, expenses and other		3,956
Payable to non-customers		89,979
Net cash from operations		336,995
CASH APPLIED TO/PROVIDED BY INVESTING ACTIVITIES		
Purchase of equipment		(6,141)
Capital distributions		(123,791)
Net cash from financing		(129,932)
NET INCREASE/(DECREASE) IN CASH		207,063
CASH AT BEGINNING OF PERIOD		124,050
CASH AT END OF PERIOD	$	331,113

The accompanying notes are an integral
part of these financial statements

CORPORATE INVESTMENTS GROUP, INC.
(an Illinois corporation)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Corporate Investments Group, Inc. (the Corporation) was incorporated on January 1, 1995 in the state of Illinois. The Corporation is a non-carrying, introducing broker for Penson Financial Services. As such, it introduces new customer accounts but does not carry them on its books. Its purpose and business is to charge a commission for the purchase and sale of securities for the customers it introduces.

The Corporation is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Accounting

The Corporation's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles.

Cash Equivalents

For the purposes of the statement of cash flows, the Corporation considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Depreciation

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed under an accelerated method, which conforms to U.S. generally accepted accounting principles. The useful lives of property and equipment for purposes of computing deprecation are as follows:

Machinery and equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	40 years

Depreciation and amortization expense of property and equipment charged to operations was $3,489 for the year ended December 31, 2007.

The cost and accumulated depreciation/amortization of major classes of assets for 2007 is as follows:

Asset Class	Cost	Accumulated Depreciation/Amortization
Equipment	$56,230	$50,494
Furniture and fixtures	12,404	9,213
Leasehold improvements	14,200	3,106
Vehicles	12,049	12,049
Total	$94,883	$74,862

Advertising

The Corporation expenses advertising costs as incurred.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Corporation maintains its cash in bank deposits that, at times, may exceed federally insured limits. The Federal Deposit Insurance Company (FDIC) secures these bank accounts up to $100,000. At December 31, 2007, this excess was $123,739. Management does not believe it is at any significant risk with regard to cash.

Revenue Recognition

The Corporation's primary source of revenue is commissions earned on options and securities purchased and sold. Revenue is recognized in the period in which the transactions occur.

Bad Debt Expense

No valuation allowance for receivables has been established, as management believes all receivables are fully collectible.

NOTE 2 – SECURITIES TRANSACTIONS

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Marketable securities are carried at market value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Under SFAS 115, securities that are bought and held principally for the purpose of selling them in the near term (thus held only for a short time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on the short-term differences in price. The Company classifies all securities as trading securities.

NOTE 3 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

As an introducing broker, the Corporation holds no customer segregated cash or securities balances. Securities transactions are processed by the clearing brokers on a fully disclosed basis. In conjunction with this arrangement, the Corporation may be contingently liable for unsecured debit balances in the customer accounts introduced by the Corporation. These customer activities may expose the Corporation to off balance sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Corporation's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Corporation has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer, and/or other counter party with which it conducts business.

In connection with the trading activities of the Company, unsettled trades and sales of securities may expose the Company to off-balance sheet credit risk as a result of market fluctuations. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded option and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

When-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity, but do not reflect the amounts at risk. The credit risk for options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities with counter parties, primarily brokers/dealers. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE 4 – PRIVATE PLACEMENT MEMORANDUM

During 2007, the Corporation entered into a brokerage agreement to offer private placement equity securities to qualified investors. The Company held investor deposits in a segregated cash account in violation of exemptive provision (k)(2)(ii) of S.E.C. Rule 15c3-3(k)(2)(ii), thereby increasing its net minimum capital requirement from $100,000 to $250,000. The balance in this account at December 31, 2007 was $100,000, of which $89,977 represented customer funds Commissions earned from this arrangement during the year ended December 31, 2007 were $69,500.

NOTE 5 – INCOME TAXES

The Corporation has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986; therefore, the income or loss of the Corporation flows directly to the stockholders and any income tax consequences are reportable in the income tax returns of the stockholders. Income of the Corporation is subject to a replacement tax by the state of Illinois at the rate of one and one half percent (1-1/2%).

NOTE 6 – CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2007 were as follows: Common stock, no par value; 100,000 shares authorized, 14,700 shares issued and outstanding.

NOTE 7 – NET CAPITAL REQUIREMENTS

At December 31, 2007, the Corporations net capital as computed pursuant to the rules of the National Dealers Association was $319,809, which was $69,809 more than the minimum net capital requirement of $250,000.

NOTE 8 – OPERATING LEASES

The Corporation leases one of its locations under an operating lease, which was renewed under a three year contract, beginning June 1, 2007 and terminating June 1, 2010. Total rent paid under this lease during 2007 totaled $16,743. The net minimum future lease payments under this agreement are as follows:

Year	Minimum Payments
2008	$19,090
2009	19,764
2010	8,332
Total future net minimum payments	$47,186

NOTE 9 – RECEIVABLES FROM NONCUSTOMERS

Receivables from non-customers include a receivable from an employee in the amount of $2,590 for an error loss. This loss is being deducted from the employee's paycheck on a scheduled basis.

NOTE 10 – RECEIVABLES FROM BROKERS OR DEALERS

Receivables from brokers or dealers consisted of $45,701 for commissions earned, $36,571 for deposits held, and $8,675 for clearance account balance. Management does not believe there is a significant risk in collecting these receivables, therefore, no allowance for doubtful accounts has been established.

NOTE 11 – OTHER REVENUE AND EXPENSES

Other revenue is as follows:

Interest income	$ 4,541
Miscellaneous income	146
Private placement commissions	69,500
Total	$74,187

Other expenses are as follows:

Advertising and promotion	$13,610
Communications and data processing	10,229
Legal and professional fees	8,029
Occupancy	25,213
Corporate	18,605
Other	158
Total	$75,844

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CORPORATE INVESTMENTS GROUP, INC.** as of 12/31/07

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	354,076	3480
2.	Deduct ownership equity not allowable for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				354,076	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	354,076	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B a	34,267	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts a proprietary capital charges		3600			
	D. Other deductions and/or charges		3610		(34,267)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions				319,809	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments		3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities		3734			
	D. Undue Concentration		3650			
	E. Other (List) Loss To Convert		3736		0	3740
10.	Net Capital			$	319,809	3750

Reconciliation of Ownership equity per audit and unauditied

Total ownership equity per FOCUS as filed		$	441,800
Less: Shareholder note reclassified as distribution	(83,791)		
Depreciation and amortization	(3,489)		
Entry error	(444)		(87,724)
Total ownership equity per audit			354,076

Reconciliation of Nonallowable assets per audit and unaudited

Nonallowable assets per FOCUS as filed		120,013
Less: Shareholder note reclassifed as distribution	(83,791)	
Depreciation and amortization	(3,489)	(87,280)
Add: Security deposit on office space	1,500	
Entry error	34	1,534
Nonallowable assets per audit		34,267

Reconciliation of Net Capital per audit and unaudited

Net capital per FOCUS as filed		321,787
Less: Nonallowable security deposit	(1,500)	
Net entry errors	(478)	(1,978)
Net capital per audit		319,809

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CORPORATE INVESTMENTS GROUP, INC.** as of 12/31/07

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% of line 19)	$	7,210	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	69,809	3770
15. Excess net at 1000% (line 10 less 10% of line 19)	$	308,995	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	108,142	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. market value of securities borrowed for which no equivalent value is paid or credited		3810			
C. Other unrecorded amounts(List)		3820	$ (		3830
19. Total aggregate indebtedness			$	108,142	3840
20. Percentage of aggregate indebtedness to net capital (line 19/ line 10)			%	33.81%	3850
21. Percentage of debt to debt-equity total computed i accordance with Rule 15c3-1 (d)			%	0.0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net captial requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 100 less 24)	$		3910
26. Net capital in excess of the greater of: A. 5% OF COMBINED AGGRETATE DEBIT ITEMS OR $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 17400) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

CORPORATE INVESTMENTS GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PERSUANT TO RULE 15c3-3
as of December 31, 2007

Credit Balances	
Line 10. (other) list Private Placement Offering	$89,979
Line 11. Total 15c3-3 credits	89,979
Debit Balances	
Line 19. Total 15c3-3 debits	0
Reserve Computation	
Line 20. Excess of total debits over total credits	0
Line 21. Excess of total credits over total debits	89,979
Line 22. If computation permitted on a monthly basis enter 105% of excess of total credits Over total debits	94,477
Line 23. Amount held on deposit in "Reserve Bank Accounts(s)", including value of qualified Securities, at end of reporting period	0
Reserve Requirement	94,477
Deficiency	($94,477)

CORPORATE INVESTMENTS GROUP, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2007

At December 31, 2007, the Company held $89,979 of customer funds in a private placement account held in the name of the broker dealer, rather than in a "Reserve Bank Account". As a result, the Company had a reserve deficiency of $94,477, or 105% of the reserve requirement as required under Rule 15c3-3.

CORPORATE INVESTMENTS GROUP, INC.
COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2007

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2007 and does not have any PAIB accounts.

VERAJA-SNELLING & COMPANY
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
Corporate Investments Group, Inc.
1131 West Argyle Street
Chicago, IL 60640

In planning and performing our audit of the financial statements of Corporate Investments Group, Inc. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. During the course of our study, we noted several matters involving the internal control structure that we consider to be a material weakness as defined above.

We noted that in apparent violation of the Company's membership agreement, customer funds relating to a private placement offering were held in the name of the Company rather than in a "Reserve Bank Account" as required. As a result, the Company failed to meet requirements of the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3. This further resulted in the Company being unaware that their net capital requirement had increased to $250,000, which was subsequently incorrectly computed, resulting in a deficiency in their net capital, as well as in the reserve requirements. As the Company was unaware of this increase, timely notice of this deficiency was not made as required. This also resulted in the Company filing incorrect focus reports, failing to prepare the required reserve computations, along with several additional apparent violations relating to SEC Rule 15c3-3, SEC Rule 17a-3, and NASD Rule 2110. The Company had closed the account prior to being subsequently notified of this during a Financial Industry Regulatory Authority audit. The Company has accordingly made the appropriate adjustments in its procedures to ensure this does not reoccur.

We also noted that the Company inadvertently misclassified an unsecured receivable as an allowable asset and made an accrual error in accounts payable, which resulted overstating net capital and excess net capital. The Company was notified of this during a Compliance Conference held by its regulatory agency and has subsequently made the appropriate adjustments in its procedures to ensure this does not reoccur, and to comply with its regulatory agency's requests.

These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2007, and this report does not affect our report thereon dated February 23, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives, with the exception of the matters referred to above.

Corporate Investments Group, Inc.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, The National Association of Security Brokers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Veraja-Snelling & Company

Glendale Heights, Illinois

February 21, 2008

END